ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 7, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) File Nos.: 333-179562 and 811-22668
Ladies and Gentlemen:
Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to add two new series, the Defiance Crypto and Blockchain Ecosystem ETF and the Defiance Copper Miners ETF, is Post-Effective Amendment No. 700 and Amendment No. 701 to the Trust’s Registration Statement on Form N-1A.
If you have any questions or require further information, please contact the undersigned at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary